UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Legg Mason ETF Trust

Address of Principal Business Office:	100 International Drive Baltimore, Maryland 21202

Telephone Number:	(410) 539-0000

Name and Address of Agent for Service of Process:	Dana N. Pescosolido Legg Mason, Inc. 100 International Drive Baltimore, Maryland 21202

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:  ☒    Yes  ☐    No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Baltimore and the State of Maryland on the 23rd day of November, 2011.

Legg Mason ETF Trust

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title	President and Chief Executive Officer

Attest:	/s/ Harris Goldblat
Name: Harris Goldblat
Witness